UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2, 2022

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Gil Messing Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

Check Point Software Announces a new Go To Market Organization and
Appoints Rupal Hollenbeck as Chief Commercial Officer

Hollenbeck, a former CMO and Global Sales GM at Fortune 500 companies, will build a unified go to market organization led from Silicon Valley. Dan Yerushalmi will conclude his term as the Company’s Chief Customer Officer.

SAN CARLOS, CA – March 2, 2022 Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, is launching a new go- to-market organization headed in Silicon Valley. This unified effort will be led by Rupal Hollenbeck who will join Check Point on March 7, 2022 and will lead the Company’s sales and marketing operations globally. Dan Yerushalmi, the Company’s Chief Customer Officer since 2018, will conclude his successful term later this year to focus his time on family and personal interests.

“Check Point recently published its strongest quarterly results and we have already launched several important initiatives that will help us accelerate our business momentum. Today we announce another significant step in this direction, with the launch of our new global go to market organization, and the appointment of one of the industry’s most accomplished women to lead it” says Gil Shwed, CEO at Check Point Software. “Rupal’s extensive experience and her in-depth knowledge of Check Point as a board member, perfectly positions her to lead this new organization to new records. We are thankful for Dan’s significant contribution to Check Point and are very proud of the results he has achieved. The need for the best cyber security is more crucial now than ever, and Check Point is committed to provide that”.

Ms. Hollenbeck brings with her over 25 years of experience as a senior high-tech leader, During this time she has built and led high performance and cross-functional teams across sales, marketing, business development, operations, and supply chain. Her roles have included Senior Vice President & Chief Marketing Officer at Oracle; and Corporate Vice President and General Manager of Global Data Center Sales at Intel. In her 23 years at Intel she held leadership positions in the US and across Asia, including Vice President and General Manager of Intel China. Most recently, she served as the Chief Marketing Officer of AI hardware start-up Cerebras Systems; and since January 2021 she has served as a member of Check Point’s Board of Directors – a position she has stepped down from.

Ms. Hollenbeck is an advocate for inclusive organizations and the development of women around the world, having led communities with these goals at her previous companies.  She is a Founding Member of Neythri, a non-profit organization dedicated to the professional advancement of South Asian women; and is a Founding LP in the affiliated Neythri Futures Fund.  Ms. Hollenbeck is also an Adjunct Professor and industry advisor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics.

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“Building the infrastructure for sustainable growth was my primary goal when joining Check Point, Now, as I feel I’ve achieved this goal, I want to invest much needed time in my family and pursue some personal objectives“, Says Dan Yerushalmi. “I am very proud of the success we accomplished together and thankful to our CEO, management team and sales leaders for enabling me to succeed and complete my personal goals. It is time for the Company to build on this success to its next level with Rupal and the new organization, and we will invest in a seamless transition to ensure that”.

“I am thrilled to join Check Point’s executive team”, says Rupal Hollenbeck. “I’ve known Check Point and admired its consistent global security leadership over many years, and was fortunate to sit on its Board of Directors in its strongest year. Check Point’s go to market teams consist of seasoned professionals and subject matter experts in the critical domain of cyber security.  With the great leadership of Dan Yerushalmi, I join the company at a time of great momentum.  Together with Check Point’s tremendous executive team, I look forward to achieving new heights.”

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from 5th generation cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers multilevel security architecture, “Infinity” Total Protection with Gen V advanced threat prevention, which defends enterprises’ cloud, network and mobile device held information. Check Point provides the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. The forward-looking statement in this press release is based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

©2022 Check Point Software Technologies Ltd. All rights reserved

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

March 2, 2022

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